UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

-

This notification relates to changes in John Mogford’s indirect interest in ordinary shares in BHP Group Plc held by his financial adviser Cazenove Capital as a result of participation in BHP’s dividend reinvestment plan (DRP).

-

Cazenove Capital participated in the DRP as a result of a standing brokerage instruction on Mr Mogford’s Cazenove Capital shareholding account to take dividends as stock. This instruction was put in place prior to his joining the BHP Board and before he acquired any interest in BHP Group Plc shares. This instruction was inadvertently applied to the BHP Group Plc shares in the shareholding account.

-	This release provides the details of the additional shares acquired in BHP Group Plc under that pre-existing instruction.

-

The DRP acquisitions occurred outside of the closed periods under BHP’s Securities Dealing policy and were not previously notified due to an oversight, which is being corrected now that it has been identified by Mr Mogford and BHP. BHP has reviewed and updated its procedures to guard against this happening again.

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	John Mogford

2	Reason for the notification

a)	Position/status	PDMR (Non-executive Director)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Plc ordinary shares ISIN: GB00BH0P3Z91

b)	Nature of the transaction	The on-market purchase of 341 ordinary shares in BHP Group Plc. Shares were purchased by Mr Mogford’s financial adviser under the dividend reinvestment plan as a result of a standing brokerage instruction put in place prior to Mr Mogford’s appointment to the BHP Board and before he acquired any interest in BHP Group Plc shares.

c)	Price(s) and volume(s)	Price	Volume
		GBP 17.13681	341

d)	Aggregated information

	- Aggregated volume	341 ordinary shares in BHP Group Plc

	- Price	GBP 17.13681

e)	Date of the transaction	2018-09-28

f)	Place of the transaction	London Stock Exchange (LSE)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	John Mogford

2	Reason for the notification

a)	Position/status	PDMR (Non-executive Director)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Plc ordinary shares ISIN: GB00BH0P3Z91

b)	Nature of the transaction	The on-market purchase of 289 ordinary shares in BHP Group Plc. Shares were purchased by Mr Mogford’s financial adviser under the dividend reinvestment plan as a result of a standing brokerage instruction put in place prior to Mr Mogford’s appointment to the BHP Board and before he acquired any interest in BHP Group Plc shares.

c)	Price(s) and volume(s)	Price	Volume
		GBP 18.07703	289

d)	Aggregated information

	- Aggregated volume	289 ordinary shares in BHP Group Plc

	- Price	GBP 18.07703

e)	Date of the transaction	2019-04-01

f)	Place of the transaction	London Stock Exchange (LSE)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	John Mogford

2	Reason for the notification

a)	Position/status	PDMR (Non-executive Director)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Plc ordinary shares ISIN: GB00BH0P3Z91

b)	Nature of the transaction	The on-market purchase of 458 ordinary shares in BHP Group Plc. Shares were purchased by Mr Mogford’s financial adviser under the dividend reinvestment plan as a result of a standing brokerage instruction put in place prior to Mr Mogford’s appointment to the BHP Board and before he acquired any interest in BHP Group Plc shares.

c)	Price(s) and volume(s)	Price	Volume
		GBP 17.36246	458

d)	Aggregated information

	- Aggregated volume	458 ordinary shares in BHP Group Plc

	- Price	GBP 17.36246

e)	Date of the transaction	2019-10-01

f)	Place of the transaction	London Stock Exchange (LSE)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	John Mogford

2	Reason for the notification

a)	Position/status	PDMR (Non-executive Director)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Plc ordinary shares ISIN: GB00BH0P3Z91

b)	Nature of the transaction	The on-market purchase of 520 ordinary shares in BHP Group Plc. Shares were purchased by Mr Mogford’s financial adviser under the dividend reinvestment plan as a result of a standing brokerage instruction put in place prior to Mr Mogford’s appointment to the BHP Board and before he acquired any interest in BHP Group Plc shares.

c)	Price(s) and volume(s)	Price	Volume
		GBP 12.4815	520

d)	Aggregated information

	- Aggregated volume	520 ordinary shares in BHP Group Plc

	- Price	GBP 12.4815

e)	Date of the transaction	2020-03-27

f)	Place of the transaction	London Stock Exchange (LSE)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	John Mogford

2	Reason for the notification

a)	Position/status	PDMR (Non-executive Director)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;(iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Plc ordinary shares ISIN: GB00BH0P3Z91

b)	Nature of the transaction	The on-market purchase of 330 ordinary shares in BHP Group Plc. Shares were purchased by Mr Mogford’s financial adviser under the dividend reinvestment plan as a result of a standing brokerage instruction put in place prior to Mr Mogford’s appointment to the BHP Board and before he acquired any interest in BHP Group Plc shares.

c)	Price(s) and volume(s)	Price	Volume
		GBP 17.37616	330

d)	Aggregated information

	- Aggregated volume	330 ordinary shares in BHP Group Plc

	- Price	GBP 17.37616

e)	Date of the transaction	2020-09-29

f)	Place of the transaction	London Stock Exchange (LSE)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: March 4, 2021	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Company Secretary